

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

March 26, 2010

via U.S. mail and facsimile

Chris Metcalf, Chief Executive Officer
ESP Resources, Inc.
1255 Lions Club Road
Scott, Louisiana 70583

>   **RE: ESP Resources, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed April 15, 2009**
>   **Form 10-K/A No. 1 for the Fiscal Year Ended December 31, 2008**
>   **Filed March 25, 2010**
>   **Forms 10-Q for the Fiscal Quarters Ended March 31, 2009,**
>   **June 30, 2009, and September 30, 2009**
>   **Forms 10-Q/A No. 1 for the Fiscal Quarters Ended March 31, 2009 and**
>   **June 30, 2009**
>   **File No. 0-52506**

Dear Mr. Metcalf:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

>   Sincerely,

>   Terence O'Brien
>   Accounting Branch Chief